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October 28, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attn.: Ms. Angela Crane

         RE:      Ivivi Technologies, Inc.
                  Form 10-Q for the period ended June 30, 2008
                  File No. 001-33088

Dear Ms. Crane:

The following are responses to the Staff's letter of comment dated October 15, 2008. To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's letter.

Form 10-Q for the period ended June 30, 2008
--------------------------------------------

Financial Statements, page 3
----------------------------

Note 7.  Subsequent Event, page 13
----------------------------------

For ease of presentation, we have broken out our response to separately discuss each bullet point set forth in the Staff's comment.

1) PLEASE CLARIFY WHY YOU DO NOT BELIEVE YOU CAN DETERMINE YOUR ESTIMATED LIABILITY AT THIS TIME.

As set forth in the letter Ivivi received from Allergan dated August 6, 2008, Allergan was interested in proposing a framework between Ivivi and Allergan as follows:

a) No declaration of breach of the contract dated November 9, 2006 between Allergan and Ivivi (the "Allergan Contract") is declared by Allergan;

b) All rights are reserved, and all statutes of limitations or similar periods are tolled during the period of cooperation between the parties;

c) Allergan removes the product from the distribution network as a remedial action;

d) Ivivi provides reimbursement of the costs of the remedial action; and

e) The parties continue to cooperate pending further FDA action.

Subsequent to the date of the Allergan's August 6, 2008 letter and prior to our date of filing our Form 10-Q for the period ending June 30, 2008 (the "Form 10-Q"), we spoke with special legal counsel which we retained in connection with the Allergan letter and the Allergan Contract and also tried to clarify what claims Allergan was alleging in the Allergan Letter and our position with Allergan in several telephonic conversations. At the time of filing our Form 10-Q, we did not have a full review of our rights and responsibilities as they



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related to this matter with our legal counsel under the Allergan Contract nor were we able to ascertain the cost of the remedial action referred to by Allergan in its letter to us. Further, prior to the filing of our Form 10-Q, we did not receive any information from Allergan setting forth a dollar amount or inventory count, as well as other costs Allergan believed it would incur in order to remove the product from its distribution network. As a result of the foregoing, we could not reasonably estimate the amount of the liability to Allergan at the time of filing the 10-Q. Subsequent to such filing, we were able to reasonably estimate the amount of certain liabilities and will include such amounts in our Form 10-Q for the quarter ended September 30, 2008.

2) PLEASE CLARIFY IF YOUR DISPUTE WITH THE FDA RELATES TO YOUR CURRENT PRODUCTS.

Our dispute with the FDA relates to our currently marketed products in the United States. See our FDA disclosure in our Form 10KSB for the year ended March 31, 2008 and for the quarter ended June 30, 2008 previously filed.

3) WE SEE THAT ALLERGAN HAS PAID AN INITIAL FEE OF $500,000 AND YOU HAVE RECOGNIZED PORTIONS OF THIS AMOUNT AS REVENUE. WE ALSO NOTE THAT ALLERGAN WILL PAY YOU UP TO $1 MILLION IN MILESTONE PAYMENTS, CLARIFY IF ANY PAYMENTS HAVE BEEN MADE TO THE COMPANY TO DATE.

We have not received the $1 million in milestone payments because we have not reached the milestone threshold as of the date of this correspondence. We received an initial non-refundable fee of $500,000 upon signing of the Allergan Agreement. The Allergan Agreement runs for 8 years from November, 2006 and therefore we are amortizing $500,000, beginning November, 2006, over 96 months, the life of the Allergan Agreement and recording the balance net of amortization as a deferred liability in our Balance Sheet as of June 30, 2008.

4)TELL US HOW MUCH OF YOUR REVENUE IN EACH PERIOD RELATES TO ALLERGAN IN TOTAL, INCLUDING SALES OF YOUR PRODUCT, RECOGNITION OF THE INITIAL PAYMENT NOTED ABOVE AND ANY OTHER PAYMENTS MADE TO YOU BY ALLERGAN.

The following table summarizes our revenue from Allergan:


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
                                                        THREE MONTHS ENDED JUNE 30,
                                           -------------------------------------------------
                                               2008         %            2007           %
                                          --------------------       ----------------------
Sales to Allergan:                        $   94,277      24.6%        $       --       0.0%
Royalties from Allergan sales:                 5,509       1.4%                --       0.0%
Revenue from the amortization of
deferred revenue:                             15,625       4.1%            15,625       3.4%
                                          --------------------       ----------------------

Total Allergan revenue:                   $  115,411      30.1%        $  15,625       3.4%
                                          ====================       =====================

Total revenue:                            $  383,196     100.0%        $  460,999     100.0%
                                          ====================       ======================


                                                      FOR THE YEAR ENDED MARCH 31,
                                           -------------------------------------------------
                                               2008        %              2007          %
                                          --------------------         --------------------
Sales to Allergan:                        $  364,383      22.7%        $       --       0.0%
Royalties from Allergan sales:                 1,040       0.1%                --       0.0%
Revenue from the amortization of
deferred revenue:                             62,500       3.9%            26,042       2.2%
                                          --------------------         --------------------



Total Allergan revenue:                   $  427,923      26.7%        $   26,042       2.2%
                                          ====================         ====================

Total revenue:                            $1,606,441     100.0%        $1,182,340     100.0%
                                          ===================          ====================


In addition, Allergan reimbursed us for certain costs which were recorded as a reduction in expenses totaling $27,165 in various quarters from inception of the agreement.

5)TELL US IF YOU HAVE ANY OBLIGATION TO BUY BACK YOUR PRODUCT FROM ALLERGAN OR ANY OTHER CUSTOMERS IF YOU DO NOT PREVAIL IN YOUR FORMAL APPEAL WITH THE FDA AND THE IMPACT ON PREVIOUSLY RECOGNIZED REVENUE.

The Agreement with Allergan states if Allergan conducts any Remedial Action (as defined in the Allergan Agreement) related to our product, Ivivi, at Allergan's option, will either issue a credit to Allergan or reimburse Allergan for the Transfer Price (as defined in the Allergan Agreement) of all units recalled in such Remedial Action and the other reasonable costs of conducting such remedial action. The revenues for the periods through June 30, 2008 were properly recorded in the appropriate periods (as prescribed by SAB 104). See our response to Item 7 for our accrual for the period ending September 30, 2008 for Allergan.

Although several of our contracts have remedial action clauses if our products are recalled by the FDA, we have not been advised by the FDA to recall any of our products and therefore, we do not believe we are required to record a contingent liability for our contracts other than Allergan. Further, we believe even if we do not prevail in our formal appeal with the FDA, we would not necessarily be required to recall our product unless the FDA required such a recall. In addition, we also would preserve our right to litigate the FDA decision on the basis that we never were required to submit a 510(k) to the FDA for this product and voluntarily did so in response to inquiries from the FDA.


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6)TELL US AND REVISE FUTURE FILINGS TO CLEARLY INDICATE THE OVERALL IMPACT
ALLERGAN'S RECENT DETERMINATION, BOTH ON YOUR PAST ACCOUNTING AS WELL AS THE FUTURE IMPACT YOU BELIEVE THIS WILL HAVE ON YOUR FINANCIAL CONDITION. FOR EXAMPLE, IF YOU BELIEVE FUTURE SALES LEVELS WILL SIGNIFICANTLY DECREASE, PLEASE DISCLOSE SO.

We will revise future filings to state our belief that, until such time as the FDA clears our products, we do not expect future sales or royalties from Allergan and if the FDA does not clear our products and we exhaust all legal recourses we will have no future revenues in the United States from these products and we will be required to pay, at a minimum, $422,000 to Allergan for the return of our products and we would bear the freight cost for returns which we estimate to be approximately $13,000. We cannot at this time determine the impact, if any, of this decision on our other customers. Inventory returned to us would be utilized for other markets outside the United States which we continue to cultivate. Cash flows will be greatly impacted by any inventory buy back and by the reduction in future revenues. If these adverse conditions were to occur, it will limit our ability to continue as a going concern. Since Allergan has not declared a breach of our Agreement, we will continue to amortize our deferred revenue from Allergan over the life of the Allergan contract ($500,000 over 96 months or 8 years from November, 2006). In the event we are found to be in breach of our contract with Allergan, and cannot obtain clearance from the FDA for our product, we would record the balance in deferred revenue as income in the period this event takes place as this payment is not refundable. We would be liable for certain costs and expenses to Allergan under our agreement which cannot be determined at this time.

In addition, in our future filings with the SEC, we will provide an update to the status of the FDA's review of this matter, including the fact that the FDA has reopened the 510(k) request for an additional round of review, which in fact supersedes the prior "Non Substantially Equivalent" decision as previously disclosed by us publicly on October 7, 2008.

7)FURTHER, CLEARLY DISCLOSE HOW MUCH ALLERGAN HAS PAID UNDER THE AGREEMENT AND HOW MUCH OF THAT YOU MAY BE REQUIRED TO RETURN AND THE IMPACT THAT WILL HAVE ON YOUR FINANCIAL CONDITION.

In addition to the nonrefundable $500,000 we received from Allergan at inception of the Allergan Agreement, we have had revenues from sales to Allergan from the inception of our contract of $458,660 and revenues from royalties on sales made by Allergan to its customers of $6,549. We received correspondence from Allergan dated August 20, 2008 (six (6) days after the filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008), whereby Allergan requested that we repurchase Allergan's remaining 3,912 Ivivi products at a cost to us of $422,000. As of the date of this correspondence, we are still discussing the details of a possible settlement with Allergan and when that settlement will take place and under what conditions. However, we feel that it is probable that this payment will take place in the next 12 months and, therefore, have accrued additional liabilities to Allergan of $422,000 relating to our payment for inventory in Allergan's possession and $13,000 for freight costs to return the inventory to our depot. We do not expect any obsolescence or remanufacturing charges for these returned units. Such amounts will be included in the financial statements filed with our Form 10-Q for the quarter ending September 30, 2008 at the lower of their fair market value or cost. If we reach a settlement prior to our filing the Form 10-Q, we will reflect the terms of the settlement. In addition, if there are any other amounts that are determined to be owed by us to Allergan or any other customer prior to filing our Form 10-Q for the quarter ended September 30, 2008, such amounts will be included in such financial statements.


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If you have any questions, please feel free to call me at (201) 476-9600.

Very truly yours,




/s/ Alan Gallantar
Alan Gallantar
Chief Financial Officer


Cc:      Ms. Julie Sherman
         Mr. Martin James
         Steven M. Skolnick, Esq.